BUSINESS AND ANTICIPATED BUSINESS PLAN

History of the Business

The Company was incorporated as a California corporation on May 3, 2018 for the purpose of developing and deploying the Leveller Platform. We believe that the Leveller Platform will (i) allow qualified creators to obtain film financing; and (ii) allow investors and fans to invest in feature films.

Description of the Business

Leveller is an entertainment-production platform that connects creators with investors across the globe. The Company envisions a world where all creators are empowered to tell their stories. The Company's mission is to enable fair and open entertainment financing and production by directly connecting investors and fans with investment opportunities to finance creators' projects that they believe in.

Currently, content production and finance in the entertainment industry is controlled by a powerful, influential few. These gatekeepers retain the lion's share of profits while limiting opportunity for creatives. This has resulted in an inefficient market network. The Company aims to reshape the existing entertainment industry model by unlocking access to capital for creatives and investors alike. With a goal of transparent project funding fueled by blockchain-based crowd-investing and data-driven analytics, the Company aims to yield a profit for all stakeholders and energize the production of stellar projects.

Through the Leveller Platform, we plan to revolutionize the traditional Hollywood funding model, which is outdated and restricted, by empowering creators to make art they are passionate about. Enabling investors and fans to become involved in projects that interest them, regardless of economic or other status. Exposing global audiences to new stories from a diverse and inclusive swathe of creators.

Our first co-production was *The Night*, an Iranian-American psychological thriller starring 2016 Palme D'Or Best Actor winner Shahab Hosseini (*The Salesman*). *The Night*'s domestic world premiere was at the Santa Barbara International Film Festival in January 2020, and its International world premier was at the Fajr Film Festival in Tehran, Iran in February 2020.

The Company's second co-production, currently in progress, is *The Inventor*, a new stop-motion adventure film about the life of Leonardo da Vinci, written and directed by Jim Capobianoco, the Academy Award nominated writer of Pixar hit *Ratatouille*. *The Inventor* stars Oscar Winner Marion Cotillard, Daisy Ridley, Matt Berry, and multi-BAFTA-nominated actor Stephen Fry as the voice of Leonardo.

The Leveller Platform

We envision the Leveller Platform to be an online ecosystem where Platform Projects (as defined below) are on display for review and investment by Leveller's community of qualified entertainment industry investors. The Leveller Platform will offer a pathway for Creators in need of funds to execute on their fundraising goals. The Leveller Platform will also offer a home-base for investors with an interest in investing in the entertainment industry. In this capacity, Leveller and the Leveller Adviser, will cast four key roles in the life cycle of a Creator's film production:

Part 1 – Curating Projects:

Each project of a Creator that seeks to be curated on the Leveller Platform (each a "**Platform Project**") will be subject to Leveller Adviser's diligence and approval process and must meet certain established requirements prior to being approved for listing on the Leveller Platform. These criteria require that the Platform Project:

- Must be a feature film.

- Must have a working script and a budget of at least $1,000,000.
- The Creator(s) must has previously produced at least one film with a production budget of at least $1,000,000 or three films with a production budget of at least $500,000.

Part 2 – Funding of Projects:

Once a Platform Project is determined eligible for listing on the Leveller Platform, Leveller Adviser will form an investment vehicle whose sole purpose will be to raise capital from prospective qualified investors (the "**Investment Vehicle**"). The proceeds from each Investment Vehicle's capital raise will thereafter be invested in the respective Platform Project. Investors in the Investment Vehicle will in turn receive digital asset securities representing ownership in the Investment Vehicle. Investors will therefore have the opportunity to share in the potential profits generated by the respective Platform Project in which it has made an investment.

Each Investment Vehicle will be exempt from registration under the Investment Company Act, pursuant to Section 3(c)(1) or 3(c)(7) thereof. Leveller Adviser expects that the Investment Vehicles will be structured as limited liability companies or limited partnerships. While Leveller Adviser will provide the initial funds required to pay organizational costs and expenses in connection with the Investment Vehicle's formation process, such costs and expenses will eventually be borne by the Investment Vehicle's investors and recouped by Leveller Adviser. Further, Leveller Adviser will be the manager or general partner of each Investment Vehicle, will earn management fees in connection with each such Investment Vehicle, and we anticipate Leveller Adviser to hold approximately 20% of the outstanding shares of each Investment Vehicle.

Once the Investment Vehicle is formed, Leveller Advisor, in collaboration with the Leveller Platform, will make the
potential investment opportunity in the Investment Vehicle available to prospective investors. The listing of a Platform Project investment opportunity on the Leveller Platform will not be an endorsement of nor recommendation to invest by the Company. When and if each Investment Vehicle is financed on the Leveller Platform, Leveller Adviser, in its sole discretion, will close on the respective offering and proceed with financing the corresponding Platform Project under the terms of such Platform Project's financing agreement. Platform investors, on the other hand, will receive securities in the respective Investment Vehicle and thereby an indirect interest in the corresponding Platform Project.

Part 3 – Release of Projects

After the Platform Project hosted on the Leveller Platform and funded through the Investment Vehicle is funded and production is completed, the Creators will take next steps to execute on its business plan, including release of the Platform Project through distribution channels. The Company will help Creators to connect with distribution channels in the Company's network. There is no guarantee that any Platform Project will be successfully completed or distributed. See '*Risk Factors*' for more information.

Part 4 – Investor Returns

In the event that a Platform Project is successful in its execution, a return of capital and distribution of profits, as available, will be distributed by Leveller Adviser to investors in the Investment Vehicles. Investors who have invested in a Platform Project on the Leveller Platform through an Investment Vehicle will be able to share in these returns subject to the terms and conditions of the digital asset securities offering of the respective Investment Vehicle that was formed to invest in the specific, corresponding Platform Project. Each digital asset securities offering of an Investment Vehicle will have its own terms and conditions, which may deviate from other Investment Vehicles that raise capital on the Leveller Platform. Notwithstanding the foregoing, we envision that investors in the Investment Vehicles will typically receive 40% of the net profits generated by the Platform Project. For example, if an investor holds 5% of all digital asset securities of an Investment Vehicle, the investor would receive 2% of the net profits generated by the Investment Vehicle.

Business Plan

The Company envisions a world where all creators are empowered to tell their stories. The Company's mission is to enable fair and open entertainment financing and production by directly connecting investors and fans with investment opportunities to finance creators' projects that they believe in. Currently, content production and finance in the entertainment industry is tightly controlled by a powerful, influential few. These gatekeepers retain the lion's share of profits while limiting opportunity for creatives. This has resulted in an inefficient market network. The Company aims to reshape the existing entertainment industry model by unlocking access to capital for creatives and investors alike. Through transparent project funding fueled by blockchain-based crowd-investing and data-driven analytics, the Company aims to yield a profit for all stakeholders and energize the production of stellar projects.

Examples of Leveller Projects

The Night
Our first co-production was *The Night*, an Iranian-American psychological thriller starring 2016 Palme D'Or Best Actor winner Shahab Hosseini (*The Salesman*). T*he Night's* domestic world premiere was at the Santa Barbara International Film Festival in January 2020, and its International world premier was at the Fajr Film Festival in Tehran, Iran in February 2020.

The Inventor
The Inventor is a new stop-motion adventure film about the life of Leonardo da Vinci, written and directed by Jim Capobianoco, the Academy Award nominated writer of Pixar hit *Ratatouille. The Inventor* stars Academy Award Winner Marion Cotillard, Daisy Ridley, Matt Berry, and Stephen Fry. *The Inventor* follows the life of the insatiably curious and headstrong inventor, Leonardo da Vinci as he leaves Italty to join the French courts, where he can experiment freely.

Homegrown
Homegrown is an ecoterrorism thriller about a teenage boy, raised in total seclusion and indoctrinated by his enigmatic father played by multi-Golden Globe nominee Liev Schreiber (*Ray Donovan, Spotlight*), then sent to live with a foster family and enrolled in a public high school when his father is incarcerated, causing the boy to question everything he's learned and threatening his relationship with his unpredictable father. The feature film will be produced by ImageMovers, the production company behind such hits as *Forrest Gump* and *Back to the Future*, and *Jeremy Bolt* of Impact Pictures, producers of the billion dollar *Resident Evil* franchise.

Night of the Zoombies
Night of the Zoombies is a family animated film about a zoo that is struck by a meteor containing a weird space virus, and the animals are transformed into drooling, purple, glowing zoombies bent on one thing: making more zoombies. The film is co-directed by Ricardo Curtis, a seasoned animator and director who's worked on *The Iron Giant*, *Monsters, Inc*. and *The Book of Life*, and Rodrigo Perez-Castro, an Annie Award-nominated animator and director who recently directed the hand-drawn animated film *Koati* and whose other credits include *Ferdinand*, *Rio 2*, and *The Book of Life*.

Competition

The entertainment industry, and specifically the film production industry, is fiercely competitive and dominated by international conglomerates, such as Sony Pictures, Paramount Pictures, DreamWorks Studios and more. Beyond these titans of industry, we also face competition from smaller, niche enterprises that participate in the financing and production of films. Some of our competitors could have superior technology to ours, better marketing plans, greater access to capital, more experienced management, better brand recognition, longer track records and other advantages. Moreover, if we are able to establish a market around its online film financing related services, we may find that larger, better-funded companies may enter the market, which could negatively impact the Company's growth. We believe that we have few direct competitors and a greater number of indirect competitors competing with us for investors and creators. We have not identified any company employing blockchain technology to digitize ownership in film related projects. Moreover, we are not aware of any companies with whom we consider to be directly competing, but we expect to experience direct competition in the future.

We consider the following companies to be the only comparable early stage businesses in the United States, indirectly competing with our anticipated business model and operations.

Slated: Developer of a networking and investment platform designed to connect a global network of investors, filmmakers, and industry professionals. Slated has developed a proprietary scoring system that provides users with access to information relating to each project's true value, the ability to browse through projects, find filmmaking talent, financing, and distribution channels across the world, which in turn enables filmmakers, talent, investors and distributors to find the resources needed to make their movies.

Legion M: Operator and owner of an entertainment studio intended to help filmmakers create independent content. The company's studio provides financial backing, development support, marketing and fan engagement services as well as monetization solutions, enabling filmmakers and Hollywood studios to produce original movies, TV shows, VR experiences in a hassle-free manner. Legion M aims to be user-owned and has pursued a capital raising strategy in reliance on Regulation A+, allowing retail investors to invest in this privately-owned company.

RatPac Entertainment: Provider of media and entertainment services. The company's media and entertainment services include production of films and tv programs and also provides financing services for such projects enabling viewers to avail a range of entertainment services.

StartEngine: Online equity based crowdfunding venue, registered with the SEC and FINRA as a Funding Portal. The company provides creators with a pathway for accessing capital in reliance on the Regulation Crowdfunding exemption for an individual project in an online fundraising environment. The StartEngine website is not specifically dedicated to the entertainment industry.

Seed&Spark: Developer of a crowdfunding and digital distribution platform designed to focus on diverse storytelling. The company's donation based crowdfunding platform helps filmmakers and audiences join forces to fund, promote and watch new independent films, enabling filmmakers to support new film projects and audiences to watch more independent movies.

Indiegogo: Online donation based crowdfunding venue for people and entities seeking to raise funds for their own campaigns and to contribute to the campaigns of others. At its core, Indiegogo is the equal opportunity platform dedicated to democratizing the way people raise funds for any project –creative, entrepreneurial or cause-related. The Indiegogo website is not specifically dedicated to the entertainment industry.

Leveller has filed for trademark protection of its marks, 'LEVEL', 'LVL', and 'LEVELLER'. Leveller has received statements of grants of protection in Australia, the People's Republic of China, and the International Registration System for all three marks. Leveller has received statements of grants of protection in the European Union, the Republic of Korea, and the United Kingdom for the 'LVL" and 'LEVELLER' marks.

U.S. Serial No.	Title	Descripti	File Date	Published Oppositi	Country
Seial No.: 8826	LEVEL	Service M	01/18/20	05/21/20	U.S.A.

Serial No.: 88268130	LEVEl	Service M	01/18/20	05/21/20	U.S.A.
Serial No.: 88268135	LVL	Service M	01/18/20	05/14/20	U.S.A.

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation

From time to time, Company may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on Company's business or the development of the platform because of defense and settlement costs, diversion of resources and other factors. The Company is currently not subject to litigation.

Other

The Company's principal address and mailing address is 22525 Pacific Coast Highway, Malibu, CA 90265.

The Company has no other addresses.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.